UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 3 February 2012

France Telecom-Orange announces an agreement for the sale of its 35% stake in Orange Austria

France Telecom-Orange has entered into a binding agreement with its partner Mid Europa Partners (“MEP”) for the sale of their combined 100% stake of Orange Austria to Hutchison 3G Austria (“Hutchison”), a subsidiary of Hutchison Whampoa Limited. France Telecom-Orange currently holds a 35% stake in Orange Austria and MEP a 65% stake. As part of the overall transaction, Hutchison will sell frequencies, base station sites, the mobile phone operator Yesss! Telekommunikation GmbH (“Yesss!”) as well as certain intellectual property rights to Telekom Austria Group, immediately after the acquisition of Orange Austria.

The agreement implies an enterprise value of approximately €1.3 billion for Orange Austria and is expected to provide France Telecom-Orange with cash proceeds of around €70 million for its equity stake.

The completion of these transactions remains subject to the approval by the relevant regulatory and anti-trust authorities. Completion is expected to take place in mid 2012.

After the recent announcement concerning the sale of Orange Switzerland, this agreement represents another milestone in the optimization of France Telecom's assets portfolio announced in May 2011.

Orange Austria is a mobile operator in Austria with estimated 2011 revenues of approximately €500 million and a total customer base of 2.3 million at the end of 2011. The company employs almost 800 people.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 3, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations